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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No._____________)*

                                  XYTRONYX INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.02 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   984175 10 9
                   -------------------------------------------
                                 (CUSIP Number)


                    Norman J. Gantz, Neal, Gerber & Eisenberg
                Two North LaSalle Street, Chicago, Illinois 60602
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 8, 1997
                        --------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

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CUSIP No. 984175 10 9                 13D                 Page  2  of  5  Pages
          -----------

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 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Lou Weisbach
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP (See Instructions)                                    (b)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (See Instructions)
          PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                         540,100
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                            0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                            540,100
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          540,100
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)
                                                                           / /
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%
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(14) TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------


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CUSIP NO. 984175 10 9             SCHEDULE 13D                      PAGE 3 OF 5
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      ITEM 1.   SECURITY AND ISSUER

                This statement relates to the common stock, $.02 par value per share (the "Common Stock"), of Xytronyx Inc., a Delaware corporation, which has its principal executive offices at 6555 Nancy Ridge Drive, Suite 200, San Diego, California 92121.

      ITEM 2.   IDENTITY AND BACKGROUND

                (a)  Name:               Lou Weisbach (the "Reporting Person")

                (b)  Address:            5980 West Touhy Avenue
                                         Niles, Illinois  60714

                (c)  Present             The Reporting Person is the
                     Position:           Chairman of the Board, President
                                         and Chief Executive Officer of HA-LO
                                         Industries, Inc., 5980 West Touhy
                                         Avenue, Niles, Illinois 60714, an
                                         Illinois corporation engaged in the
                                         marketing and distribution of
                                         advertising specialty products.

                (d)  Criminal
                     Convictions:        None.

                (e)  Judgments Against:  None.

                (i)  Citizenship:        United States.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The Reporting Person used personal funds to acquire the 540,100 shares of Common Stock beneficially owned by him as of February 4, 1997.

      ITEM 4.   PURPOSE OF THE TRANSACTION.

                The shares of Common Stock owned by the Reporting Person were acquired for investment. The Reporting Person continuously reviews his investment portfolio, and depending on market conditions, the business and prospects of the Issuer and other relevant factors, he may (i) continue to hold the shares of Common Stock which he beneficially owns, (ii) purchase additional shares of Common Stock on such terms and at such times as he considers desirable or (iii) dispose of all or a portion of such shares of Common Stock.

                The Reporting Person currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP No. 984175 10 9             SCHEDULE 13D                       Page 4 of 5
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      ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a) As of February 4, 1997, the Reporting Person beneficially owned 540,100 shares of Common Stock or, to the best of his knowledge, approximately 6.6% of the issued and outstanding shares of Common Stock.

                (b) The Reporting Person has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by him.

                (c)  Please refer to Page 4-1 for a response to this item.

                (d)  None.

                (e)  Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Not applicable.

      ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                None.

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CUSIP NO. 984175 10 9             SCHEDULE 13D                    PAGE 4-1 OF 5
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During the past 60 days, the Reporting Person has effected the following open market purchases of shares of Common Stock through his brokers.


  DATE OF             TYPE OF              AMOUNT                    PRICE
TRANSACTION         TRANSACTION         OF SECURITIES               PER SHARE
-----------         -----------         -------------               ---------

12/11/96              Purchase             1,500                     1.1875
12/13/96              Purchase             1,500                     1.2500
12/13/96              Purchase             2,000                     1.1875
12/16/96              Purchase             1,400                     1.1250
12/16/96              Purchase            11,000                     1.2500
12/19/96              Purchase             1,000                     1.1250
12/19/96              Purchase             1,500                     1.1875
12/19/96              Purchase             2,000                     1.2500
12/20/96              Purchase             8,600                     1.3125
12/20/96              Purchase             5,000                     1.2500
12/20/96              Purchase            11,100                     1.5000
12/20/96              Purchase               400                     1.3750
12/20/96              Purchase             1,000                     1.3125
12/20/96              Purchase             2,500                     1.2500
12/20/96              Purchase             3,000                     1.4688
12/20/96              Purchase             5,000                     1.1875
12/23/96              Purchase             6,400                     1.3125
12/23/96              Purchase             2,300                     1.4375
12/24/96              Purchase             2,600                     1.3125
12/24/96              Purchase             3,000                     1.3750
12/26/96              Purchase             6,000                     1.4375
12/26/96              Purchase             2,500                     1.3750
12/31/96              Purchase             3,300                     1.3750
12/31/96              Purchase             1,200                     1.3125
01/03/97              Purchase             1,500                     1.3750
01/03/97              Purchase             1,500                     1.4380
01/03/97              Purchase             1,000                     1.3130
01/06/97              Purchase            11,500                     1.5000
01/08/97              Purchase             6,600                     1.4380
01/08/97              Purchase               900                     1.3750
01/09/97              Purchase             1,500                     1.4380
01/09/97              Purchase             1,500                     1.5000
01/10/97              Purchase             9,000                     1.4380
01/13/97              Purchase             1,800                     1.5000
01/13/97              Purchase               700                     1.5630
01/14/97              Purchase             3,500                     1.6880
01/14/97              Purchase             3,800                     1.6250
01/14/97              Purchase             1,500                     1.7500
01/15/97              Purchase            19,600                     1.7500
01/15/97              Purchase             9,500                     1.6880
01/16/97              Purchase            10,800                     1.6880
01/16/97              Purchase             3,500                     1.7500
01/16/97              Purchase             2,700                     1.6250
01/17/97              Purchase             6,300                     1.6250
01/17/97              Purchase             3,700                     1.6880
01/20/97              Purchase             2,500                     1.5630
01/21/97              Purchase             8,300                     1.5630
01/21/97              Purchase             9,200                     1.6250
01/21/97              Purchase             3,000                     1.6880
01/22/97              Purchase             2,500                     1.5000
01/23/97              Purchase             1,000                     1.5630
01/23/97              Purchase             2,000                     1.5000
01/31/97              Purchase             7,000                     1.3125

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CUSIP No. 984175 10 9             SCHEDULE 13D                       Page 5 of 5
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  February 11, 1997


                                            /s/ Lou Weisbach
                                            -----------------------------------
                                            Lou Weisbach